EXHIBIT 99.1

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Bulk Energy Transport (Holdings) Limited
Report of KPMG Certified Auditors AE, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Income for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-5
Consolidated Statements of Cash Flow for the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006	F-6
Notes to the Consolidated Financial Statements December 31, 2008 and 2007	F-7
Condensed Consolidated Unaudited Interim Balance Sheets as of June 30, 2009 and December 31, 2008	F-25
Condensed Consolidated Unaudited Interim Statements of Comprehensive Income for the Six Months ended June 30, 2009 and 2008	F-26
Condensed Consolidated Unaudited Interim Statements of Changes in Equity for the Six Months ended June 30, 2009 and 2008	F-27
Condensed Consolidated Unaudited Interim Statements of Cash Flows for the Six Months ended June 30, 2009 and 2008	F-28
Notes to the Condensed Consolidated Unaudited Interim Financial Statements for June 30, 2009 and December 31, 2008	F-29

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BULK ENERGY TRANSPORT (HOLDINGS) LIMITED:

We have audited the accompanying consolidated balance sheets of BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (together the "Group") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2008, and the period from December 18, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 and, the period from December 18, 2006 (inception) to December 31, 2006, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG Certified Auditors AE
Athens, Greece
September 11, 2009

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Balance Sheets
December 31, 2008 and 2007
In thousands of dollars

	Note	2008	2007
Assets
Vessels, net	7	276,753	430,053
Total non-current assets		276,753	430,053
Inventories	8	1,217	682
Trade accounts receivables and other assets	9	2,025	11,075
Due from related parties	18	16,094	2,913
Cash and cash equivalents	10	35,110	26,665
Total current assets		54,446	41,335
Total assets		331,199	471,388
Equity
Capital contributions	11	100,226	115,553
Revaluation reserve		68,972	208,562
Retained earnings/(accumulated deficit)		1,061	(4,754)
Total equity		170,259	319,361
Liabilities
Long-term debt, net	12	134,152	116,208
Total non-current liabilities		134,152	116,208
Fair value of interest rate swap	15	6,935	922
Current portion of long-term debt, net	12	16,573	20,875
Trade accounts payable	13	2,091	2,699
Accrued expenses	14	457	262
Deferred revenue		212	342
Due to related parties	18	59	10,500
Accrued interest expense		461	219
Total current liabilities		26,788	35,819
Total equity and liabilities		331,199	471,388

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statements of Income
For the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006
In thousands of dollars

	Note	2008	2007	Period from December 18, 2006 (inception) to December 31, 2006
Revenue from vessels		60,859	5,362	-
Revenue from vessels – related party	18	168	-	-
Direct voyage expenses	3	61,027	5,362
		(1,981)	(22)	-
		59,046	5,340	-
Gain on sale of vessels	7	59,068	-	-
Expenses:
Crew costs	4	(5,213)	(865)	-
Management fees – related party	18	(1,941)	(441)	-
Other operating expenses	5	(6,788)	(1,950)	-
Depreciation	7	(41,824)	(4,350)	-
Impairment loss	7	(2,649)	-	-
Results from operating activities		59,699	(2,266)	-
Finance income	6	1,098	852	-
Finance expense	6	(16,094)	(3,340)	-
Net finance cost		(14,996)	(2,488)	-
Net profit/(loss) for the year		44,703	(4,754)	-

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statement of Changes in Equity
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006
In thousands of dollars

	Capital Contributions	Revaluation Reserve	(Accumulated deficit)/ Retained Earnings	Total
Balance at December 18, 2006 (inception)	-	-	-	-
Net (loss) for the period	-	-	-	-
Total recognized income and expense	-	-	-	-
Balance at December 31, 2006	-	-	-	-
Net (loss) for the year	-	-	(4,754)	(4,754)
Revaluation of vessels	-	208,562	-	208,562
Total recognized income and expense	-	208,562	(4,754)	203,808
Capital contributions	115,553	-	-	115,553
Balance at December 31, 2007	115,553	208,562	(4,754)	319,361
Net profit for the year	-	-	44,703	44,703
Revaluation of vessels	-	(139,590)	-	(139,590)
Total recognized income and expense	-	(139,590)	44,703	(94,887)
Capital withdrawals	(23,512)	-	-	(23,512)
Capital contributions	8,185	-	-	8,185
Dividends paid	-	-	(38,888)	(38,888)
Balance at December 31, 2008	100,226	68,972	1,061	170,259

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006
In Thousands of dollars

	2008	2007	Period from December 18, 2006 (inception) to December 31, 2006
Cash flows from operating activities
Net profit/(loss)	44,703	(4,754)	-
Adjustments for:
Gain from sale of vessels	(59,068)	-	-
Depreciation	41,824	4,350	-
Impairment loss on vessels	2,649	-	-
Fair value of interest rate swap	6,013	922	-
	36,121	518	-
Due from related parties	1,819	(2,913)	-
Inventories	(535)	(682)	-
Trade accounts and other receivables	9,050	(575)	-
Trade accounts payables	(609)	2,698	-
Accrued expenses	195	262	-
Deferred revenue	(130)	342	-
Due to related parties	(10,441)	-	-
Accrued interest expense	242	219	-
Dry-docking costs	(3,349)	(2,553)	-
Net cash from/(used in) operating activities	32,363	(2,684)	-
Cash flows from investing activities
Additions for vessels	(94,517)	(223,288)	-
Net proceeds from disposals of vessels	126,172	-	-
Net cash from/(used in) investing activities	31,655	(223,288)	-
Cash flows from financing activities
Dividends paid	(53,888)	-	-
Capital withdrawals	(23,512)	-	-
Capital contributions	8,185	115,553	-
Proceeds from long-term debt	73,500	148,500	-
Payments of long-term debt	(59,858)	(11,416)	-
Net cash (used in)/provided from financing activities	(55,573)	252,637	-
Net increase in cash and cash equivalents	8,445	26,665	-
Cash and cash equivalents at January 1	26,665	-	-
Cash and cash equivalents at December 31	35,110	26,665	-

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

1           Business and basis of presentation

(a)      General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the "Company" or "BET") is registered and is incorporated under the laws of the Republic of the Marshall Islands. The Company was incorporated on December 18, 2006. The Company started operations in 2007. The consolidated financial statements of the Group comprise the Company and its subsidiaries (the "Group").

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP-Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

The consolidated financial statements include the following vessel-owning companies:

Vessel owning company	Vessel Name	Date of Incorporation	Date of Delivery	Country of incorporation
Quex Shipping Inc.	BET Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	BET Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	BET Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	BET Performer*	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc.	BET Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	BET Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

________
*The BET Performer was sold on July 10, 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of six bulk-carrier vessels.  The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by Enterprises Shipping and Trading S.A. ("EST"), which is owned by certain members of the Restis family.  Constellation Energy Commodities Group Limited ("Constellation") provides commercial management.  Both EST and Constellation are considered related companies (Note 18). EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

Constellation, a subsidiary of Constellation Bulk Energy Holdings, provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents etc. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation, to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, Constellation no longer charges the Group any fee for this service.

(b)      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

(c)      Statement of compliance

The consolidated financial statements were approved by the Directors of the Group on April 23, 2009.

(d)      Basis of measurement and functional presentation currency

The consolidated financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value. The consolidated financial statements are presented in US dollars ($), which is the functional currency of the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(e)      Use of estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

2       Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying consolidated financial statements is presented below:

(a)      Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, transactions and unrealized gains and losses arising between the companies included these consolidated financial statements have been eliminated in full.

(b)      Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the consolidated statement of income.

(c)      Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the consolidated statement of income as incurred.

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel's carrying amount as a result of the revaluation are recorded in recognized income and expense and accumulated in equity under the caption revaluation reserve. The increase is recorded in the consolidated statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel's carrying amount are recorded in the consolidated statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation reserve in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation reserve. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the consolidated statement of income on a straight line basis over the individual vessel's remaining estimated useful life, after considering the estimated residual value. Each vessel's residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the consolidated statement of income.

(d)      Dry-docking costs

From time to time the Group's vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the consolidated statement of income.

At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)      Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long-term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in notes (f) to (j) below.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

The Group has certain derivative financial instruments, which are not held for trading, but are not designated in a qualifying hedge relationship, and therefore, all changes in their fair value are recognized immediately in the consolidated statement of income as a component of net finance costs.

(f)      Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)      Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group's vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim's amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group's consolidated statement of income in 2008, 2007 and 2006.

(h)      Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)      Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)      Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing.  After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the consolidated statement of income.

(k)      Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value.  The cost of inventories is based on the first-in, first-out principle.

(l)      Impairment of financial costs

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

All impairment losses are recognized in the consolidated statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of income.

(m)     Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)      Dividends

There are no legal requirements to hold a shareholders' meeting, nor is there a requirement in the Group's Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)      Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)     Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short- term cash bonus arrangements if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(q)      Revenue

The Group generates its revenues from voyage and time charterers.  Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured.  Revenue is recognized as it is earned, on a straight-line basis over the duration of each time charter.

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)      Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time charter arrangements.  Vessel voyage and other operating expenses are expensed as incurred.

(s)      Finance income and expenses

Finance income comprises of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense comprises of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the consolidated statement of income using the effective interest method.

(t)      Income tax

Under the laws of the countries of the vessel-owning companies' incorporation and/or vessels' registration, the vessel-owning companies are not subject to income tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2008, 2007 and 2006. The Group met the specific criteria under the U.S. tax law to qualify for the exemption.  Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2008, 2007 and 2006.

(u)      Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by (a) the length of ship employment for its customers or (b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results by revenue per day and not by customer, the geographical location of the customer is not relevant for segment information.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(v)      New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008, and have not been applied in preparing these consolidated financial statements:

IFRS 8 Operating Segments, which is applicable from January 1, 2009, introduces the "management approach" to segment reporting. The Group does not expect IFRS 8 to have any impact on the consolidated financial statements.

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23, which will become mandatory for the Group's 2009 financial statements, is not expected to have a significant effect on the Group's financial statements.

IFRIC 13 Customer Loyalty Programmes: IFRIC 13 becomes mandatory for the Group's 2009 financial statements.  This IFRIC is not expected to have any impact on the consolidated financial statements.

Revised IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users' ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from `non-owner' changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Revised IAS 1 is not expected to have a significant impact on the presentation of the Group's consolidated financial statements for 2009.

Revised IFRS 3 Business Combinations: This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.  Earlier application is permitted. Revised IFRS 3 is not expected to have any impact of this revision on the Group's financial statements.

Amendment to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009. The Group does not expect this standard to have any effect on the consolidated financial statements.

IFRIC 15, Agreements for the Construction of Real Estate: This interpretation is effective for annual periods beginning on or after January 1, 2009 and will not have any impact to the consolidated financial statements.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation: This interpretation is effective for annual periods beginning on or after October 1, 2008 and will not have any impact to the financial statements.

Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosure: These amendments are applicable from July 1, 2008 prospectively. Furthermore, amendments have been made to IFRS 7 to ensure disclosure is made of the above reclassifications, which are also applicable from July 1, 2008 and will not have any impact to the consolidated financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Eligible Hedged Items Amendment to IAS 39 Financial instruments: Recognition and measurement: These amendments are applicable retrospectively for annual periods beginning on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

IFRIC 17 — Distributions of Non-cash Assets to Owners: This interpretation is applicable prospectively for annual periods beginning on or after July 1, 2009. Retrospective application is not permitted and this IFRIC will not have any impact to the consolidated financial statements.

IFRIC 18 — Transfer of Assets from Customers: This interpretation should be applied prospectively to transfers of assets from customers received on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

3         Direct voyage expenses

	2008	2007	2006
Bunkers expenses	(1,554)	-	-
Port expenses	(167)	(8)	-
Tugs	(60)	-	-
Agents and fees	(200)	(14)	-
	1,981	(22)	-

4          Crew costs

	2008	2007	2006
Basic and supplementary wages	(2,400)	(427)	-
Overtime	(954)	(154)	-
Vacation	(464)	(86)	-
Bonus	(545)	(55)	-
Travelling expenses	(404)	(79)	-
Victualling	(301)	(48)	-
Other	(145)	(16)	-
	(5,213)	(865)	-

Crew costs represents the amounts due to the crew on board the vessels under short-term contract, i.e. no more than nine months. The number of crewmen as at December 31, 2008 was 115 (2007: 92). The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

5          Other operating expenses

	2008	2007	2006
Lubricants	(1,945)	(550)	-
Stores and chemicals	(645)	(97)	-
Repairs and maintenance	(2,447)	(628)	-
Insurance	(1,283)	(437)	-
Other	(468)	(238)	-
	(6,788)	(1,950)	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

6          Financial income and expense

	2008	2007	2006
Financial Income:
Interest income	1,054	828	-
Other	44	24	-
	1,098	852	-

	2008	2007	2006
Financial expense:
Interest income	(9,524)	(2,406)	-
Fair value of interest rate swaps	(6,013)	(922)	-
Other	(557)	(12)	-
	(16,094)	(3,340)	-
Net finance cost	(14,996)	(2,488)	-

7           Vessels

Cost:	Vessels	Advances for vessels	Dry-docking	Total
Balance at January 1, 2007	-	-	-	-
Additions	212,788	10,500	2,553	225,841
Revaluation	208,562	-	-	208,562
Balance at December 31, 2007	421,350	10,500	2,553	434,403
Additions	94,518	-	3,349	97,867
Revaluation	(142,239)	-	-	(142,239)
Transfers	10,500	(10,500)	-	-
Disposals	(72,691)	-	-	(72,691)
Balance at December 31, 2008	311,438	-	5,902	317,340
Accumulated depreciation
Balance at January 1, 2007	-	-	-	-
Depreciation	(4,350)	-	-	(4,350)
Balance at December 31, 2007	(4,350)	-	-	(4,350)
Disposals	5,587	-	-	5,587
Depreciation	(39,981)	-	(1,843)	(41,824)
Balance December 31, 2008	(38,744)	-	(1,843)	(40,587)
Net book value January 1, 2007	-	-	-	-
Net book value December 31, 2007	417,000	10,500	2,553	430,053
Net book value December 31, 2008	272,694	-	4,059	276,753

During the year ended December 31, 2008 two vessel-owning companies took delivery of their vessels (Bet Intruder and Bet Prince).  The total acquisition price of the vessels amounted to $94,518, which including the down payment from December 31, 2007 of $10,500 amounted in total to $105,018. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

During the year ended December 31, 2007, four vessel-owning companies took delivery of their vessels (BET Commander, BET Scouter, BET Performer and BET Fighter). The total cost of the vessels amounted to $ 212,788. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

On May 22, 2008, the Group entered into an agreement to sell to a third party, a vessel-owning company, BET Performer.  Total proceeds amounted to $129,500 less $3,328 that was paid as commission for the sale, resulted in a gain of $59,068, which was recognized in the consolidated statements of income. The sale was completed on July 10, 2008.

Vessels are measured at fair value at year end. At December 31, 2007, due to favorable market conditions, the fair value exceeded the carrying value by $208,562 and, accordingly, a revaluation reserve was recorded as a separate item in the consolidated statement of changes in equity. At December 31, 2008, the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and, as a result, the Group recognized an impairment loss of $142,239 out of which $2,649 is recorded as a separate line item in the consolidated statement of income since there was no revaluation reserve recorded in the consolidated statements of changes in equity (see note 2 (c)).

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment. As a result of the credit crisis and the lack of demand for dry-bulk freights, there were no reliable estimates for the fair value of the ships.

To determine the fair value at December 31, 2008, management calculated the fair value by using the discounted projected net operating cash flow for each vessel-owning company. The significant factors and assumptions used are as follows:

•	Discount rate: 10%

•	Discount cash flows up to end of the vessels useful life.

•	Daily operating costs $5 - $6

•	Earnings assumption: The agreed charter rate plus the average ten to fifteen year charter rate when these are not determined.

At December 31, 2008, all vessel-owning companies are subject to a first class mortgage to secure a long-term loan (see Note 12).

8           Inventories

	2008	2007
Lubricants	658	682
Bunkers	559	-
	1,217	682

9          Trade accounts receivable and other assets

	2008	2007
Charters	1,083	26
Guarantee for the purchase of ships	-	10,500
Prepayments	942	549
	2,025	11,075

Management has assessed that the risk of not collecting amounts from charters is minimum and no impairment loss was created.

The amount shown as guarantee reflects the amount the Group will receive in the event that the acquisition of the two vessels did not occur. A similar amount is disclosed as due to related party (Note 18). These amounts were released in 2008 as the agreement was fulfilled.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

10          Cash and cash equivalents

	2008	2007
On demand	574	265
Term deposits	34,536	26,400
Cash and cash equivalents	35,110	26,665

11           Capital

(a)           Capital contributions:

The amounts shown in the .consolidated balance sheet as capital contributions represent payments made by the shareholders of various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

During the year ended December 31, 2007, the shareholders contributed a total amount of $115,553.

During the year ended December 31, 2008, the shareholders contributed a total amount of $8,185 primarily in relation to the acquisition of Bet Intruder.

In addition, and as a result of the proceeds from the sale of Bet Performer an amount of $23,518 was distributed in total to the shareholders.

During the year ended December 31, 2008, the Group distributed a total amount in dividends of $53,888. However, management then decided in order to protect the capital of the Company to ask from the shareholders to return an amount of $15,000.  This is shown as Due from related parties (Note 18) and was deducted from the dividends.  Management expects this amount will be received within the following 12 months.

The Company's authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

(b) Dividends:

Based on the written consent by the directors on August 5, 2008, the Company during the year paid dividends to the shareholders of an amount of $38,888.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

12           Long-term debt

Long-term debt is analyzed as follows:

	2008	2007
Borrower
Creighton Development	-	44,127
Pulford Ocean	28,914	31,207
Lewisham Maritime	26,453	28,550
Rayford Navigation	43,069	-
Quex Shipping	30,760	33,199
Rossington Maritime	21,529	-
	150,725	137,083
Less: Current portion	16,573	20,875
Long-term portion	134,152	116,208

The long-term debt, denominated in US Dollars, of BET Performer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $222,000 for the purchase of the vessel-owning companies.  The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $222,000 and 70% of the vessel acquisition cost. As a result of the sale of BET Performer on July 10, 2008, the Group adjusted the amount outstanding proportionately to the remaining vessels.  The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long-term debt, for each of the vessel-owning companies are as follows:

Creighton Development: At December 31, 2007, the outstanding balances was $44,127 (net of $218 deferred direct cost) payable in 15 equal semi-annual principal installments of $2,374 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,511 due in 2015. At December 31, 2008, the total outstanding balance was $0 as the loan was paid in full after the sale of the vessel.

Pulford Ocean: At December 31, 2007, the outstanding balances was $31,207 (net of $146 deferred direct cost) payable in 15 equal semi-annual principal installments of $1,547 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,151 due in 2015. At December 31, 2008, the total outstanding balance was $28,914 (net of $127 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,376 due in 2015.

Lewisham Maritime: At December 31, 2007, the outstanding balances was $28,550 (net of $135 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,415 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,457 due in 2015.  At December 31, 2008, the total outstanding balance was $26,453 (net of $117 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,663 due in 2015.

Rayford Navigation: At December 31, 2008, the total outstanding balance was $43,069 (net of $185 deferred direct cost) payable in 13 equal semi-annual principal installments of $2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,475 due in 2015.

Quex Shipping: At December 31, 2007, the outstanding balances was $33,199 (net of $155 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,646 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,671 due in 2015. At December 31, 2008, the total outstanding balance was $30,760 (net of $135 deferred direct cost) payable in 13 .equal semi-annual principal installments of $1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,911 due in 2015.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Rossinghton Maritime At December 31, 2008, the total outstanding balance was $21,529 ($97 net of deferred direct cost) payable in 13 equal semi-annual principal installments of $1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007 and 2008 was 5.61% and 4.91%, respectively. Interest expense for the years ended December 31, 2007 and 2008 amounted to $2,406 and $9,524, respectively, and is included under finance expense in the consolidated statements of income.

The principal repayments are as follows:

	Years of maturity	1 year or less	1 to 2 years	2 to 5 years	More than5 years	Total
December 31, 2007	2015	20,875	20,875	62,625	32,708	137,083
December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725

The term facility includes covenants.

The major financial covenants include the following:

•	The vessels aggregate market value equal to 125% of the outstanding facility.

•	The ratio of total liabilities to total assets shall not exceed 0.7:1.

The Group was in compliance with these loan covenants as at December 31 2008.

13          Trade accounts payable

	2008	2007
Suppliers	1,453	573
Insurance agents	321	338
Repairers	109	1,221
Agents	208	567
	2,091	2,699

14           Accrued expenses

	2008	2007
Masters' accounts	$390	$262
Other	67	-
	$457	$262

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

15           Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk;

•	Market risk defined as interest rate risk and currency risk.

This note represents information about the Group's exposure to cash of the above risks, the Group's objectives, policies and processes for measuring and managing risk and the Group's management of capital.

The Group has entered into transactions with derivative financial instruments to reduce exposure in interest rate and foreign exchange rates but does not meet the criteria for hedge accounting.

(a)         Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the balance sheet.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are mainly chartered under time-charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting the management of trade receivables.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2008 and 2007, the following charterers individually accounted for more than 10% of the Group's revenue as follows:

Charter	2008	2007
A	12%	51%
B	-	26%
C	11%	18%
D	14%	-
E	15%	-

As of December 31, 2008 and 2007 the following charterers individually accounted for more than 10% of the Group's trade receivables.

Charter	2008	2007
B	-	43%
C	-	55%
D	87%	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

The aging of trade and other accounts receivables is as follows:

	2008	2007
Up to 30 days	643	-
Past due 31-120 days	356	14
Over 120 days	84	12
	1,083	26

The Company generally does not have large trade accounts receivable since the time charters are collected in advance. The vessels are chartered under time-charter agreements where, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting management of the trade accounts receivable. Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease .to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo result in less business for charterers and declines in the demand for vessels. These factors, combined with the general slow-down in consumer spending caused by uncertainty about future market conditions, impact the shipping business. As such, it is reasonably possible that future charter rates may further deteriorate which would have a significant impact on the Company's operations.

(b)         Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, BULK ENERGY TRANSPORT (HOLDINGS) LIMITED is the guarantor of the loan on all vessel-owning companies (Note 7).

The Group aims to mitigate liquidity risk by managing cash generation from its operations and applying cash collection targets throughout the Group. The vessels are mainly chartered under time-charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than 3 months.

(c)           Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group's long-term debt as they are at variable rates. The Group manages this exposure to changes in interest rates from long-term debt by entering into interest rate swap contracts.

The Group has entered into three interest rate swap contracts, denominated in US Dollars. The notional contract amount of the swaps at December 31, 2008 amounts to $130,000 (2007: $30,000) with maturity between 3-5 years. The average fixed swap rate was 3.46% as of December 31, 2008 (2007: 4.84%).

The Group classifies the interest rate swap portfolio as a financial instrument depicted at fair value since it does not qualify for hedge accounting. The fair value of the swaps at December 31, 2008 was $6,935 (2007: $922).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

In respect of interest-bearing financial assets and financial liabilities as of December 31, 2008 and 2007, the following table depicts their weighted average interest rates and the periods in which they reprice.

2007	Note	Effective Interest rate	Total	1 year or less	2 to 5 years
Term deposits	10	3.77%	(26,400)	(26,400)	-
Long-term loan	12	5.61%	137,083	30,000	107,083

2008	Note	Effective Interest rate	Total	1 year or less	2 to 5 years
Term deposits	10	2.22%	(34,536)	(34,536)	-
Long-term loan	12	4.91%	150,725	20,725	130,00

(d)           Currency risk

The Group's exposure to foreign currency risk is minimum.  Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

2008	US Dollar
EUR	505
GBP and other	480

2007	US Dollar
EUR	196
GBP and other	151

(e)           Sensitivity analysis

In managing the interest rate risk, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings.  Over the longer term however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2008, it is estimated that a general increase of one percentage point in interest rates would decrease the Group's net profit by approximately $138 (2007: $807).

(f)           Fair values

All amounts that are not recorded at fair value; the Group believes that their carrying amount approximates their fair value, as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group's long-term debt approximates fair value because the debt bears interest at floating rates.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

16           Capital management

The Group has only ordinary shares. There are no stock plans or options.

The Group and each entity seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group's objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group's policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings for all acquisitions made. The bank financing was not more than 70% of the total acquisition costs.

17          Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group's vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Group's policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder's equity.

18          Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(a)           Enterprises Shipping and Trading SA:

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation. These fees for 2008 amounted to $1,449 (2007: $325) and are included under the caption as management fees in the accompanying consolidated statement of income.

Management agreements with EST require the vessel-owning companies with vessels in operation to make an interest-free advance of $750 each to cover the working capital requirements arising from the handling of the majority of the expenditures.

(b)           Constellation Energy Commodities Group Limited:

Each vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided for a fee that is to the lesser of (a) a fixed fee and (b) one per cent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee. Such fees for 2008 amounted to $492 (2007: $116) are included under the caption as management fees in the accompanying consolidated statements of income. As of September 23, 2008, Constellation does not charge for administration services.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Based on a charter party agreement, one of the vessel-operating companies was time-chartered to Constellation Energy Global Commodities Group London, an affiliated company. The net profit amounted to $ 168 (2007: nil) and it is included in the accompanying consolidated statements of income.

The related balances are:

	2008	2007
Due from related parties – current
EST	832	2,334
Constellation	262	79
Due from shareholders	15,000	500
	16,094	2,913

	2008	2007
Due from related parties – current
First investment	-	10,500
Constellation	59	-
	59	10,500

The related party transactions included in the consolidated statements of income are:

	2008	2007	2006
Revenue from vessels
Constellation	168	-	-
Management fees
EST	(1,449)	(325)	-
Constellation	(492)	(116)	-
	(1,941)	(441)	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Balance Sheets
June 30, 2009 and December 31, 2008
In thousands of dollars

	Note	June 30, 2009	December 31, 2008
Assets
Vessels, net	9	128,879	276,753
Total non-current assets		128,879	276,753
Inventories	10	1,146	1,217
Trade accounts receivables and other assets	11	5,978	2,025
Due from related parties	19	18,441	16,094
Cash and cash equivalents	12	29,953	35,110
Total current assets		55,518	54,446
Total assets		184,397	331,199
Equity
Capital contributions	13	100,226	100,226
Revaluation reserve		-	68,972
Retained earnings/(accumulated deficit)		(68,808)	1,061
Total equity		31,418	170,259
Liabilities
Long-term debt, net	14	125,899	134,152
Total non-current liabilities		125,899	134,152
Fair value of interest rate swap		4,656	6,935
Current portion of long-term debt, net	14	16,573	16,573
Trade accounts payable	15	2,278	2,091
Accrued expenses	16	746	457
Deferred revenue		1,818	212
Due to related parties	19	-	59
Accrued interest expense		1,009	461
Total current liabilities		27,080	26,788
Total equity and liabilities		184,397	331,199

The notes are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	Note	2009	2008
Revenue from vessels		17,481	37,124
Direct voyage expenses	5	(2,524)	(1,880)
		14 ,957	35,244
Expenses:
Crew costs	6	(2,346)	(2,691)
Management fees – related party	19	(723)	(1,000)
Other operating expenses	7	(3,081)	(3,675)
Depreciation	9	(14,484)	(21,200)
Impairment loss	11	(64,604)	-
Results from operating activities		(70,281)	6,678
Finance income	8	2,358	3,314
Finance expense	8	(1,953)	(5,685)
Net finance income/(cost)	8	405	(2,371)
Net profit/(loss) for the period		(69,876)	4,307

Other comprehensive income
Revaluation of vessels		(68,972)	23,000
Other comprehensive income/(loss) for the period		(68,972)	23,000

Total comprehensive income/(loss) for the period		(138,848)	27,307

The notes are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Changes in Equity
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	Capital Contributions	Revaluation reserve	(Accumulated deficit)/ Retained earnings	Total
Balance at December 31, 2007	115,553	208,562	(4,754)	319,361
Net profit for the period	-	-	4,307	4,307
Revaluation of vessels	-	23,000	-	23,000
	-	23,000	4,307	27,307
Capital contributions	8,186	-	-	8,186
Balance at June 30, 2008	123,739	231,562	(447)	354,854
Balance at December 31, 2008	100,226	68,972	1,061	170,259
Net loss for the period	-	-	(69,876)	(69,876)
Revaluation of vessels	-	(68,972)	-	(68,972)
	-	(68,972)	(69,876)	(138,848)
Other	-	-	7	7
Balance at June 30, 2009	100,226	-	(68,808)	31,418

The notes an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Cash Flows
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	2009	2008
Cash flows from operating activities
Net profit/(loss)	(69,876)	4,307
Adjustments for:
Depreciation	14,484	21,200
Impairment loss trade receivables	164	-
Fair value of interest rate swap	(2,279)	(2,651)

Due from related parties	(2,406)	1,174
Inventories	72	(369)
Trade accounts and other receivables	(4,117)	(5,285)
Trade accounts payables	188	(131)
Accrued expenses	2,105	454
Deferred revenue	(213)	148
Accrued interest expense	549	525
Net cash from/(used in) operating activities	3,111	19,372
Cash flows from investing activities
Dry-docking costs	-	(2,050)
Additions for vessels	(22)	(94,502)
Net cash from/(used in) investing activities	(22)	(96,552)
Cash flows from financing activities
Other	7	-
Capital contributions	-	8,186
Proceeds from long-term debt	-	63,113
Payment of long-term debt	(8,253)	-
Net cash (used in)/ provided from financing activities	(8,246)	71,299
Net decrease in cash and cash equivalents	(5,157)	(5,881)
Cash and cash equivalents at January 1	35,110	26,665
Cash and cash equivalents at June 30	29,953	20,784

The notes an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

1	Business and basis of presentation

(a) General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the "Company" or "BET") is registered and is incorporated under the laws of the Republic of the Marshall Islands.  The Company was incorporated on December 18, 2006.  The Company started operations in 2007.  The consolidated financial statements of the Group comprise the Company and its subsidiaries (the "Group").

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP – Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

On August 13, 2009 Constellation's interest in the Group was sold to Seanergy Maritime Holdings Inc. ("Seanergy").  Seanergy has also received the right to appoint the majority of the members of the Board of Directors.  Therefore, Seanergy is expected to control BET and fully consolidate their results of operations.

The consolidated financial statements include the following vessel owning companies:

Vessel owning company	Vessel name	Date of incorporation	Date of delivery	Country of incorporation

Quex Shipping Inc.	Bet Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	Bet Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	Bet Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	Bet Performer	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc	Bet Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	Bet Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

Bet Performer was sold in July 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of five bulk-carrier vessels.  The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by Enterprises Shipping and Trading SA (EST) which is owned by certain members of the Restis family.  Constellation Energy Commodities Group Limited provides commercial management.  Both EST and Constellation are considered related companies (Note 19).  EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

Constellation Energy Commodities Group Limited (Constellation), a subsidiary of Constellation Bulk Energy Holdings provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents e.t.c. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation Energy Commodities Group Limited, to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, based on management decision, Constellation Energy Commodities Group Limited no longer charges the Group any fee for this service.

After the sale of Constellation's interests to Seanergy, new agreements were made with other companies.  Therefore, Constellation does not provide any other services as of August 13, 2009.

(b) Statement of compliance

The condensed consolidated unaudited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all information required for full annual financial statements, and should be read in connection with the consolidated financial statements of the Group as of and for the year ended December 31, 2008.

These condensed consolidated unaudited interim financial statements were approved by the Directors of the Group on July 27, 2009.

(c) Basis of measurement and functional presentation currency

The consolidated interim financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value.  The consolidated interim financial statements are presented in US dollars ($), which is the functional currency of the Group.  All financial information presented in US dollars has been rounded to the nearest thousand.

2	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

(i) Accounting for borrowing costs

In respect of borrowings costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, the Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Previously, the Group immediately recognized all borrowing costs as an expense.  This change in accounting policy was due to the prospective adoption of IAS 23 Borrowing Costs (2007) in accordance with the transitional provisions of such standard; comparative figures have not been restated.  The change in accounting policy had no material impact on assets, profit or earnings per share in the interim period ended June 30, 2009.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

(ii) Determination and presentation of operating segments

As of January 1, 2009 the Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's chief operating decision maker.  This change in accounting policy is due to the adoption of IFRS 8 Operating Segments.  Previously operating segments were determined and presented in accordance with IAS 14 Segment Reporting.  The new accounting policy in respect of segment operating disclosures is presented as follows.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components.  An operating segment's operating results are reviewed regularly by the CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other that goodwill.

(iii) Presentation of financial statements

The Group applies revised IAS 1 Presentation of Financial Statements (2007), which became effective as of January 1, 2009.  As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income.  This presentation has been applied in these condensed interim financial statements as of and for the six months period ended on June 30, 2009.

Comparative information has been re-presented so that it also is in conformity with the revised standard.  Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

3	Use of estimates and judgments

The preparation of these consolidated interim financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.  The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

During the six months ended June 30, 2009 management reassessed its estimates in respect of:

•	the fair value of vessels

•	the estimated loss of receivables

4	Financial risk management and capital management

The Group's financial risk management and capital management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2008.

5	Direct voyage expenses

	2009	2008
Bunkers expenses	(1,627)	(1,555)
Port expenses	(421)	(79)
Tugs	(186)	(92)
Agents and fees	(53)	(35)
Other	(237)	(119)
	(2,524)	(1,880)

6	Crew costs

	2009	2008
Basic and supplementary wages	(806)	(1,374)
Overtime	(543)	(481)
Vacation	(260)	(232)
Bonus	(448)	(156)
Travelling expenses	(147)	(276)
Victualling	(122)	(146)
Other	(20)	(26)
	(2,346)	(2,691)

Crew costs represent the amounts due to the crew on board the vessels under short-term contract, i.e. no more than 9 months.  The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

7	Other operating expenses

	2009	2008
Lubricants	(885)	(1,283)
Stores and chemicals	(367)	(443)
Repairs and maintenance	(920)	(1,152)
Insurance	(777)	(691)
Other	(132)	(106)
	(3,081)	(3,675)

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

8	Financial income and expense

	2009	2008
Financial income:
Interest income	68	523
Fair value of interest rate swaps	2,279	2,791
Other	11	-
	2,358	3,314
Financial expense:
Interest expense	(1,877)	(5,234)
Fair value of interest rate swaps	-	(141)
Other	(76)	(310)
	(1,953)	(5,685)
Net finance (cost)/ income	405	(2,371)

9	Vessels

Cost	Vessels	Advances for vessels	Dry-docking	Total
Balance at January 1, 2008	421,350	10,500	2,553	434,403
Additions	94,518	-	3,349	97,867
Revaluation	(142,239)	-	-	(142,239)
Transfers	10,500	(10,500)	-	-
Disposals	(72,691)	-	-	(72,691)
Balance at December 31, 2008	311,438	-	5,902	317,340
Additions	22	-	-	22
Reversal revaluation	(68,972)	-	-	(68,972)
Impairment	(64,440)	-	-	(64,440)
Balance at June 30, 2009	178,048	-	5,902	183,950

Accumulated depreciation

Balance January 1, 2008	(4,350)	-	-	(4,350)
Disposals	5,587	-	-	5,587
Depreciation	(39,981)	-	(1,843)	(41,824)
Balance December 31, 2008	(38,744)	-	(1,843)	(40,587)

Depreciation	(13,304)	-	(1,180)	(14,484)
Balance June 30, 2009	(52,048)	-	(3,023)	(55,071)
Net book value January 1, 2008	417,000	10,500	2,553	430,053
Net book value December 31, 2008	272,694	-	4,059	276,753
Net book value June 30, 2009	126,000	-	2,879	128,879

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated
During the six months ended June 30, 2009 as a result of a decrease in demand for trade transportation and the global recession, prices for vessels deteriorated further.  Management received a valuation from an independent agent for the five vessels.  Based on this result, the fair value of the vessels is estimated at $ 126,000.  Therefore, management reduced the revaluation reserve by $ 68,972 and an amount of $ 64,440 was recorded as an impairment loss to the statement of comprehensive income.

10	Inventories

	June 30, 2009	December 31, 2008
Lubricants	640	658
Bunkers	506	559
	1,146	1,217

11	Trade accounts receivable and other assets

	June 30, 2009	December 31, 2008

Charters	4,604	1,083
Prepayments	1,538	942
	6,142	2,025
Impairment loss	(164)	-
	5,978	2,025

Taken into consideration the economic deterioration from 2008 and 2009, management has reassessed the risk of not collecting amounts from charters and as a result recorded an amount of $ 164 it believes will not be collectible.

In account "Charters" as of June 30, 2009 there is an amount due from freight of $ 3,000 approximately which should have been collected in June 2009 but was finally collected in July 2009.

12	Cash and cash equivalents

	June 30, 2009	December 31, 2008
On demand	103	574
Term deposits	29,850	34,536
Cash and cash equivalents	29,953	35,110

13	Capital

Capital contributions:

The amounts shown in the consolidated balance sheet as capital contributions represent payments made by the shareholders of various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained.  There is no contractual obligation to repay the amounts.

The authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

14	Long-term debt

Long-term debt is analyzed as follows:

Borrower	June 30, 2009	December 31, 2008
Pulford Ocean	27,331	28,914
Lewisham Maritime	25,004	26,453
Rayford Navigation	40,711	43,069
Quex Shipping	29,076	30,760
Rossington Maritime	20,350	21,529
	142,472	150,725
Less: Current portion	16,573	16,573
Long-term portion	125,899	134,152

The long-term debt, denominated in US Dollars, of BET Peformer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $ 222,000 for the purchase of the vessel-owning companies.  The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $ 222,000 and 70% of the vessel acquisition cost.  As a result of the sale of BET Performer on July 10, 2008 the Group adjusted the amount outstanding proportionately to the remaining vessels.  The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long term debt, for each of the vessel-owning companies are as follows:

Pulford Ocean:  At June 30, 2009, the outstanding balance was $ 27,331 (net of $ 125 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 1,590 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,376 due in 2015.  At December 31, 2008 the total outstanding balance was $ 28,914 (net of $ 127 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,376 due in 2015.

Lewisham Maritime:  At June 30, 2009, the outstanding balance was $ 25,004 (net of $ 107 deferred direct cost) payable in 12 equal semi-annual principal installments of  $ 1,454 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 7,663 due in 2015.  At December 31, 2008 the total outstanding balance was $ 26,453  (net of $ 117 deferred direct cost) payable in 13 equal semi-annual principal installments of  $ 1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 7,663 due in 2015.

Rayford Navigation:  At June 30, 2009 the total outstanding balance was $ 40,711 (net of $ 181 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 12,475 due in 2015.  At December 31, 2008 the total outstanding balance was $ 43,069 (net of $ 185 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 12,475 due in 2015.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

Quex Shipping:  At June 30, 2009, the outstanding balance was $ 29,076  (net of $ 127 deferred direct cost) payable in 12 equal semi-annual principal installments of  $ 1,691 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,911 due in 2015.  At December 31, 2008 the total outstanding balance was $ 30,760 (net of $ 135 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,911 due in 2015.

Rossinghton Marine:  At June 30, 2009 the total outstanding balance was $ 20,350 (net of $ 95 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 6,238 due in 2015.  At December 31, 2008 the total outstanding balance was $ 21,529 (net of $ 97 deferred direct cost) payable in 13 equal semi-annual principal installments of  $ 1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the year ended December 31, 2008 and June 30, 2009 was 4.91% and 1.119%, respectively.  Interest expense for the six months, June 30, 2009 and 2008 amounted to $ 1,877 and $ 5,234, respectively, and is included in finance expense in the consolidated statements of comprehensive income.

The principal repayments are as follows:

	Years of maturity	1 year or less	1 to 2 Years	2 to 5 years	More than 5 years	Total

December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725
June 30, 2009	2015	16,573	33,145	49,718	43,036	142,472

The loans are subject to the same covenants as the December 31, 2008 financial statements.  Although, it is not required to test the covenant compliance on a basis less than twelve months, management has concluded that it is in breech of their covenants as of June 30, 2009.  As a result, on September 30, 2009, it entered into a supplemental agreement with the banks to pay an amount of $ 20,000 (Note 20).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

15	Trade accounts payable

	June 30, 2009	December 31, 2008
Suppliers	1,240	1,453
Insurance agents	839	321
Repairers	51	109
Agents	148	208
	2,278	2,091

16	Accrued expenses

	June 30, 2009	December 31, 2008
Masters' accounts	402	390
Other	344	67
	746	457

17	Capital management

The Group has only ordinary shares.  There are no stock plans or options.

The Group and each entity seek to maintain a balance between long-term debt and capital.  There are no capital requirements.  In its funding strategy, the Group's objective is to maintain a balance between continuity of funding and flexibility through the use of debt.  The Group's policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings.  For all acquisitions made, the bank financing was not more than 70% of the total acquisition costs.

The Management's policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business.  Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder's equity.

18	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group's vessels.  Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Qualification of the BET fleet for US tax exemption for the 2008 and 2009 tax years has not yet been achieved and depends on approval from the US tax authorities for BET to make an election to be treated as a disregarded entity for those tax years.  If the US tax authorities do not approve of this election, then the vessels in the BET fleet will be subject to US taxation on their US source income for the 2008 and 2009 tax years.  Seanergy Maritime Holdings Corp., which acquired the 50% interest of Constellation in BET subsequent to period-end (refer to Note 20), has entered into an agreement with the parent company of Constellation for indemnification for any adverse tax consequences should the US tax authorities decide not to approve of the election.  Management believes that the US tax authorities decision will be favorable to the Company and consequently has not recorded any provision for this purpose.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

19	Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer.  The identity and the description of the other related parties of the Group are given below.

(a)	Enterprises Shipping and Trading SA (the "EST"):

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation.  These fees for 2009 amounted to $608 (2008: $742) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $750 each, to cover the working capital requirements arising on the handling of the majority of the expenditure.

(b)	Constellation Energy Commodities Group Limited:

The vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided to the lesser of (a) a fixed fee and (b) one per cent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee.  Such fees for 2009 amounted to $116 (2008: $258) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

The related balances are:

	June 30, 2009	December 31, 2008
Due from related parties – current
EST	3,441	832
Constellation	-	262
Due from shareholders	15,000	15,000
	18,441	16,094

Amounts due from shareholders results from management' decision to request an amount of $15,000 to be returned from dividends distributed in 2008.  Management expects these amounts to be returned during 2009.

	June 30, 2009	December 31, 2008
Due to related parties – current
Constellation	-	59
	-	59

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

The related party transactions included in the consolidated statements of comprehensive income are:

	June 30, 2009	June 30, 2008
Management fees
EST	(607)	(742)
Constellation	(116)	(258)
	(723)	(1,000)

20	Subsequent events

On August 12, 2009, the 50% ownership interest of Constellation was purchased by Seanergy Maritime Holdings Corp.  The purchase price was $1 (1 USD) per share.  Concurrent with the closing of the acquisition, the Company has entered into a commercial brokerage agreement with Saf Bulk Maritime which is affiliated with members of the Restis family.

The Company has entered into a shareholder's agreement with the other shareholder, Mineral TRSP-Holdings, pursuant to which Seanergy will control BET's Board of Directors and appoint it's Managing Director.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000 amortized loan obtained by the six wholly-owned subsidiaries of BET which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) The applicable margin for the period between July 1, 2009 and ends on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum.

(2) The borrowers are to pay the agent a restructuring fee of $286 and a part of the loan in the amount of $20,000.

(3) The borrowers and the corporate guarantor have requested and the creditors consented to:

(a)	temporary reduction of the security requirement during the amendment period from 125% to 100%;

(b)
temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.